UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Unaudited pro forma financial statements of Prenetics Global Limited as of March 31, 2025 and for the year ended December 31, 2024 and three months ended March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: August 22, 2025